January 27, 2010

Mr. Hugh West
Ms. Angela Connell
Division of Corporation Finance
Securities and Exchange Commission
Washington, DC  20549

Mail Stop 4720

RE:           Summit Financial Group, Inc.
Form 10-K/A for the Fiscal Year Ended December 31, 2008
Filed April 23, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
Filed May 11, 2009
Form 10-Q for Fiscal Quarter Ended June 30, 2009
Filed August 10, 2009
File No. 000-16587

Dear Mr. West and Ms. Connell:

I respectfully request an additional extension of time until Wednesday, February 3, 2010, to respond to your letter of October 21, 2009 regarding the Company’s Form 10-K/A for the fiscal year ended December 31, 2008 and Forms 10-Q for the fiscal quarters ended March 31, 2009 and June 30, 2009.

You have been more than patient as you have awaited our response, despite my promises of a reply prior to now.  Please know I am solely at fault for the lack of timely response, and I am personally and professionally embarrassed by this very regrettable situation.  Please accept my sincere apology, and I am hopeful that my inadequacies do not otherwise reflect poorly upon Summit’s long record of timely filings and submissions with the Securities and Exchange Commission.  Your kind consideration of this request is very much appreciated.

Please feel free to contact me directly at (304) 530-0552 should you have any questions.

Sincerely,

/s/  Robert S. Tissue

Robert S. Tissue
Senior Vice President &
Chief Financial Officer